UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D


                  Under the Securities Exchange Act of 1934


                              WASTEMASTERS, INC
                              (Name of Issuer)


                   Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                William Tuorto
                            3 Broad Street, Suite 300
                        Charleston, South Carolina 29401
                               (843) 534-1330
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 31, 2000
                        (Date of event Which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

   (1)  Name of Reporting                    Global Eco-Logical Services,
Inc.
        Persons. S.S. or                     65-0405148
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b) X

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of
        Organization                         State of Florida

                                  (7)  Sole Voting
                                       Power        15,000,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power        15,000,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                       15,000,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount
        in Row (11)                                   9.79%

  (14)  Type of Reporting
        Persons                                      CO

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.01 par value per share (the "Shares"), of Wastemasters, Inc., a Maryland corporation (the "Company"), whose principal executive offices are located at 205 South Bickford, Oklahoma City, Oklahoma
73036.

Item 2. Identity and Background

        (a) This Statement is filed by Global Eco-Logical Services, Inc. ("Global") a corporation organzied in the State of Florida.

        (b) and (c)

        The principal business address of Global is 3 Broad Street, Suite
300,
Charleston, South Carolina, 29401. The principal business of Global is waste management services.

        (d) The Reporting Person, during the last five years, has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Global is organized in the State of Florida.

Item 3. Source and Amount of Funds or Other Consideration

        Global acquired 15,000,000 shares of the Company's Common Stock as a result of a sale of three Global subsidiaries to the Company on October 1, 2000: Tri-State Waste Disposal, Inc., Lisbon Landfill, Inc., and All Waste Disposal Service, Inc. Global entered into a Lease/Purchase and Management Agreement on September 15, 2000. The Agreement contained an option to purchase the corporations for 15,000,000 shares of common stock of the Company. The Company exercised the option and closed on the acquisition on October 1, 2000.

Item 4. Purpose of the Transaction

       Global acquired 15,000,000 shares of the Company's Common Stock as a result of a sale of three Global subsidiaries to the Company.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Global is the beneficial owner of 15,000,000 shares of the Company's Common Stock, which totals 9.79% of the outstanding Common Stock.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None.

Item 7. Materials to be Filed as Exhibits

        None.


                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Richard D. Tuorto, Sr.
                                    RICHARD D. TUORTO, SR. as President
                                        of Global Eco-Logical Services,
Inc.



Dated: March 21, 2001

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).